Mail Stop 4561

January 29, 2009

Ms. Christine A. Griffin
President, Chief Executive Officer and Chief Financial Officer
United Mortgage Trust
Attn: Dave Hanson
1301 Municipal Way, Suite 230
Grapevine, TX 76051

> **Re: United Mortgage Trust**
> **Form 10-K for the Year Ended December 31, 2007**
> **Forms 10-Q for the Quarters Ended March 31, June 30, and**
> **September 30, 2008**
> **File No. 0-32409**

Dear Ms. Griffin:

We have read your supplemental response letter dated January 15, 2008 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

General

1. We note your response to our prior comment 1. In future filings, please report separately the required information in Schedule IV for each individual mortgage loan which exceeds three percent of the total carrying amount of mortgages.

Note B. Summary of Significant Accounting Policies, page 42

2. We note your response to our prior comment 2. You state that the assets and liabilities of UMT LT Trust ("UMTLT") and UMT Funding Trust ("UMTF") are consolidated with and carried on your balance sheet. However, we note your disclosure in your Form 10-K for the year ended December 31, 2004 that UMTLT and UMTF are qualifying special purpose entities ("QSPEs"). Please note that paragraph 46 of SFAS No. 140 states that a QSPE shall not be consolidated in the financial statements of a transferor or its affiliates. Please tell us whether UMTLT and UMTF are QSPEs and tell us what assets and liabilities of these entities are carried on your balance sheet. Specifically, tell us how you account for the Class B certificates retained by UMTF and your interests in UMTLT and UMTF, and cite the authoritative literature you relied upon in your conclusion. In addition, please revise your disclosure in future filings to be consistent with the provisions of SFAS No. 140 and provide us with your proposed disclosure.

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Please respond to these comments within 10 business days by filing your response letter on EDGAR or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief